Exhibit 99.2

DIGIHOST TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Introduction

The following management’s discussion & analysis (“MD&A”) of the financial condition and results of the operations of Digihost Technology Inc. (the “Company” or “Digihost”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six-month periods ended June 30, 2023. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s unaudited condensed consolidated interim financial statements and the financial information contained in this MD&A, unless otherwise indicated, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All financial information contained herein is expressed in United States dollars, unless otherwise stated.

The effective date of this MD&A is August 14, 2023.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company or on the System for Electronic Documents Analysis and Retrieval (“SEDAR”) and is available for review under the Company's profile on the SEDAR website (www.sedar.com).

Description of Business

Digihost, through its US operating subsidiaries, operates primarily as a blockchain technology company currently focused on Bitcoin mining. Digihost’s growth-oriented strategy is to exploit opportunities to increase mining hashrate and reduce energy costs for Company-owned and third party-hosted miners. The Company’s operations are focused on validation through mining, hosting solutions and blockchain software solutions. Digihost operates its wholly owned facilities in upstate New York and Alabama.

The current output from Digihost’s company-owned miners is approximately 1EH. The Company also provides rental of land and sale of energy to third parties. Digihost plans to have its recently acquired 60MW power plant fully operational by the end of Q3. The power plant infrastructure includes both Company-owned miners as well as third-party hosting.

In addition to output capacity used directly by Digihost, hosting arrangements will provide third parties with approximately 770 PH of operating capacity. Additionally, Digihost acquired 25 acres of land in North Carolina to accommodate a 200MW power infrastructure project to be developed on a joint venture basis. Phase 1 of this project is scheduled for 2024 and will provide the Company with further electrical power of approximately 75 MW.

Digihost remains focused on procuring power from renewable energy sources and those that create zero carbon emissions.

The head office of the Company is located at 2830 Produce Row, Houston, TX 77023.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Mining operation and network overview

Revenue from the Company’s Bitcoin mining operation is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined. Bitcoins are received within in a 24-hour period from the actual time they are mined. The Bitcoin price is volatile and can change markedly from day to day. This volatility in price can result in material changes in revenue recorded from period to period.

Network mining difficulty is one of the most significant competitive conditions the Company faces in its Bitcoin mining operation. Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. Network difficulty is impacted directly by the price of Bitcoin. As the price of Bitcoin increases network mining difficulty may increase if more competitors begin to mine Bitcoin, which would result in a decrease in the number of Bitcoins mined by the Company based upon its existing computing power. As network difficulty rises the costs to the Company to mine Bitcoin also rises.

The Bitcoin network protocol automatically adjusts network difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is maintained as close to ten minutes as possible. Price and network difficulty are positively correlated such that as the price of Bitcoin rises, there is an added incentive for miners to enter the market, and such increase in miners typically has a proportional increase in network difficulty.

With respect to the conversion of the Company’s Bitcoin to cash, the Company relies on a third-party service provider to broker sales of its mined Bitcoin. In 2022 the Company began to monetize a portion of Bitcoin mined to fund the Company’s operating costs and SG&A expenses, thereby mitigating the need to access equity markets to fund these costs. This strategy has continued during the second quarter of 2023.

Mining Operations

Bitcoin

As of June 30, 2023, the Company held a total of 11 Bitcoins with an inventory value of $357,432 based on the Bitcoin price as of that date. For the six-month period ended June 30, 2023, Digihost mined a total of 359 Bitcoins compared to 439 for the six-month period ended June 30, 2022, a decrease of 18%.

For the three-month period ended June 30, 2023, Digihost mined a total of 191 Bitcoins compared to 252 for the three-month period ended June 30, 2022, a decrease of 24%.

The market value of the miners in the Company’s inventory as of this MD&A is approximately 15M.

Ethereum

As of June 30, 2023, the Company held a total of nil Ethereum as inventory was converted to cash during Q1 2023. As of June 30, 2022, the Company held a total of 1,001 Ethereum with an inventory value of $1,068,250 based upon the ETH price on June 30, 2022.

Updates and Expansion

On February 7, 2023, the Company announced that it had completed the acquisition of a 60 MW power plant in North Tonawanda, NY. Further to the Company’s initial news release on March 24, 2021, the terms of the Acquisition were amended to reflect an all-cash purchase price. No shares of the Company were issued in connection with the Acquisition.

This successful transaction represents a significant milestone in the Company’s ongoing infrastructure expansion strategy. As a result of the Acquisition, its current operating capacity is close to 100MW representing approximately 2 EH of computing power. The generator capacity will continue flexible operation to ensure that 24/7 dispatchable supply is made available to area residents, businesses and industry to mitigate impacts of power interruptions in concert with directives of the New York Independent System Operator (NYISO).

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Green Initiative

Currently, 90% of the energy consumed by Digihost’s two locations in New York State is received from generating sources that create zero-carbon emissions, with more than 50% of the energy consumed being generated from renewable sources. As Digihost brings online its own power generation facility, the Company will focus on powering this facility using “bridge” power sources for low-carbon or renewable sources of energy where available. Additionally, the Company will also explore CO2 emission capture technology available in the market.

Current Carbon-Neutrality Efforts & Initiatives include:

●	100% Carbon Neutral: Digihost plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Digigreen Initiative: A Digihost initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Company as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: Digihost has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: Digihost has begun initial research into developing proprietary standards for measuring the Company’s carbon impact. Using these standards as an environmental audit tool for the various operations, we will be able to generate accountability reports and to advise Directors and Shareholders on efforts to minimize the Company’s carbon footprint.

At-the-Market Offering

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through March 31, 2023, the Company issued 235,566 subordinate voting shares in exchange for gross proceeds of $383,059, at an average share price of $1.66, and received net proceeds of $367,601 after paying commissions of $11,492 to the Agent and incurring $3,965 of other transaction fees.

During the quarter ended June 30, 2023, the Company issued 45,579 subordinate voting shares in exchange for gross proceeds of $80,481, at an average share price of $1.77, and received net proceeds of $76,679 after paying commissions of $2,414 to the Agent and incurring $1,388 of other transaction fees.

NCIB

During May 2022, Digihost announced that it had received approval to undertake, at the Company’s discretion, a normal course issuer bid program (“NCIB”) in Canada to purchase up to 1,219,762 of its subordinate voting shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Company may consider that the market price of its subordinate voting shares do not accurately reflect the underlying value of the Company’s business.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Custodial services for digital currencies

The Company has a digital custody account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini holds 100% of the Company’s cryptocurrency assets in hot storage. Gemini is not a related party of the Company. The Company is not aware of anything with regards to Gemini’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

The Company has chosen to hold its full inventory of Company’s cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Company’s cryptocurrencies. Gemini has US$200 million in cold storage insurance coverage backing its digital asset custody, one of the highest levels of regulatory certifications in the market and US$90 million in hot storage insurance. Although the Company has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Company currently holds all its cryptocurrencies custodied with Gemini in hot storage.

The Company has conducted due diligence on Gemini and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. Management of the Company is not aware of any security breaches or other similar incidents involving Gemini that resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of Gemini, the Company would write off as losses any unrecoverable cryptocurrency assets.

In order to monitor Gemini, the Company relies on system and organization controls provided by a SOC 2 Type II report, which was undertaken by Deloitte & Touche LLP, an independent audit firm. A SOC 2 Type II certification and report are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place to safeguard the Company’s cryptocurrency assets, specifically as it relates to having strict security and data protection processes and protocols.

In general, a SOC 2 Type II certification is issued by an outside auditor that evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following:

●	“Security”, which addresses the safeguarding of system resources and assets against unauthorized access;

●	“Availability”, which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

●	“Processing Integrity”, which addresses whether or not a system achieves its purpose;

●	“Confidentiality”, which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

●	“Privacy”, which addresses the system’s collection, use, retention, disclosure and disposal of personal information in conformity with an organization’s privacy notice.

The Company has elected to use Gemini as its sole custodian as Gemini compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Company in its online hot wallet. The Company is in the process of looking to insure the remainder of its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or is uneconomical for the Company to obtain, which leads to the risk of inadequate insurance cover.

On occasion, to mitigate third-party risk, the Company will hold a portion of its digital currencies in cold storage solutions which are not connected to the internet. The Company’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets on which the Company stores its cryptocurrency assets are not multi-signature wallets, however, the Company secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box, The Company replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Company, should the Company’s cold-wallets become lost, stolen or damaged. During the quarter-ended June 30, 2023 and as of the date of this MD&A, all of the Company’s cryptocurrency assets are currently it its Gemini wallets.

ADJUSTED EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition related costs, share based compensation costs, and unusual/non-recurring expenses. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Six months ended
	2023	2022
	$	$
Income (loss) before other items	(12,401,975)	20,923,107
Taxes and Interest	183,990	(2,708,638)
Depreciation	6,288,568	4,204,219
Revaluation of warrant liabilities	5,020,344	(33,734,693)
FV Changes	541,674	16,557,772
Gain on sale of equipment	-	(2,340,658)
Share based compensation	883,163	1,637,583
Adjusted EBITDA	515,764	4,538,692

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Selected Financial Information

	Period ended June 30, 2023 ($)	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)
Revenue	9,974,511	24,190,060	24,952,344
Net income (loss)	(12,401,975)	4,329,342	(3,132,693)
Net income (loss) per share – basic and diluted	(0.44)	0.16	(0.14)

	Period ended June 30, 2023 ($)	Year ended December 31, 2022 ($)	As at December 31, 2021 ($)
Total assets	50,819,047	52,599,561	80,026,875
Total long-term liabilities	8,177,568	2,169,276	36,246,608

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

Three Months Ended		Net Income or (Loss)
	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2023-June 30	5,870,164	(3,308,936)	(0.12)	(0.12)
2023-March 31	4,104,347	(9,093,039)	(0.32)	(0.32)
2022-December 31	5,682,019	(9,741,906)	(0.36)	(0.36)
2022-September 30	3,735,014	(1,676,808)	(0.06)	(0.06)
2022-June 30	7,460,595	3,577,254	0.13	0.13
2022-March 31	7,312,342	12,170,802	0.45	0.45
2021-December 31	9,586,962	(8,149,439)	(0.21)	(0.21)
2021-September 30	5,485,754	(5,065,936)	(0.20)	(0.20)

The Company is generally not subject to seasonality. Factors that may impact revenues and profitability include Bitcoin price, network difficulty, foreign currency fluctuations and the Company’s hashrate.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Results of Operations

For the three months ended June 30, 2023, compared to the three months ended June 30, 2022:

For the three months ended June 30, 2023, the Company’s net loss was $3,308,936 compared to net income of $3,577,254 for the three months ended June 30, 2022. Highlights of the quarter include:

Revenue

Revenue from Bitcoin mining was $5,356,235 for the three months ended June 30, 2023, compared to $7,460,595 for the three months ended June 30, 2022. The Company also recognized revenue from the sale of energy of $513,929 in Q2, 2023 compared to nil in Q2, 2022.

During the three-month period ended June 30, 2023, the Company mined approximately 191 Bitcoins at an average Bitcoin price of US$28,021 (from CoinMarketCap) compared to the three-month period ended June 30, 2022, where the Company mined approximately 252 Bitcoins at an average price of Bitcoin of US$33,032 (from CoinMarketCap).

The most significant factors impacting the decrease in the Company’s revenues in Q2 2023 versus Q2 2022 was the decline in average Bitcoin price mentioned above along with the temporary uptick in coins mined in the prior year due to the electrical testing phase of the infrastructure buildout at North Tonawanda (which briefly allowed Digihost to mine at hashing rate of approximately 1 EH/s).

Cost of Sales

The Company’s cost of sales was $6,602,076 for the three-month period ended June 30, 2023, compared to $6,600,302 for the three-month period ended June 30, 2022.

Cost of sales remained relatively consistent on a year over year basis, as a decrease in expense related to the Company’s miner lease and hosting agreement was partly offset by an increase in the cost of power and depreciation and amortization expense. Miner and lease hosting agreement expense decreased by $2,148,291 as the Company’s prior agreements expired during Q1 2023. Depreciation and amortization expense increased by $393,267 in Q2 2023 as compared to Q2 2022 as the remaining balance of the Company’s new miners and electrical infrastructure were placed into service during Q1 2022. Energy and infrastructure expenses associated with the cost of power increased by $1,479,496 due primarily to the energy costs associated with the facility in Alabama that weren’t present in Q2 2022.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $3,149,402 for the three-month period ended June 30, 2023, compared to $16,893,161 in the same period of 2022.

The primary drivers in the current period versus the quarter ended June 30, 2022, were due to:

●	Loss of sale of digital currencies in the prior period of $12,174,435 (2023: loss of $58,707).

●	Change in fair value of amount owing for Miner Lease Agreement in the prior period of $1,274,038 (2023: loss of $42,449).

●	Loss on revaluation of digital currencies in the prior period of $2,948,364 (2023: loss of $64,109).

For the six months ended June 30, 2023, compared to the six months ended June 30, 2022:

For the six months ended June 30, 2023, the Company’s net loss was $12,401,975 compared to net income of $20,923,107 for the six months ended June 30, 2022. Highlights of the period include:

Revenue

Revenue from Bitcoin mining was $9,165,301 for the period ended June 30, 2023, compared to $14,772,937 for the period ended June 30, 2022.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

During the six-month period ended June 30, 2022, the Company mined 359 Bitcoins at an average Bitcoin price of US$25,480 (from CoinMarketCap) compared to the period ended June 30, 2022, where the Company mined 439 Bitcoins at an average price of Bitcoin of US$36,906 (from CoinMarketCap).

The most significant factors impacting the decrease in the Company’s revenues year to date 2023 versus the corresponding period in 2022 was the decline in average Bitcoin price mentioned above along with the temporary uptick in coins mined in the prior year due to the electrical testing phase of the infrastructure buildout at North Tonawanda (which briefly allowed Digihost to mine at hashing rate of approximately 1 EH/s).

Cost of Sales

The Company’s cost of sales was $13,150,170 for the six-month period ended June 30, 2023, compared to $13,331,352 for the six month-period ended June 30, 2022.

Cost of sales remained relatively consistent on a year over year basis, as a decrease in expense related to the Company’s miner lease and hosting agreement was partly offset by an increase in the cost of power and depreciation and amortization expense. Miner and lease hosting agreement expense decreased by $4,565,727 as the Company’s prior agreements expired during Q1 2023. Depreciation and amortization expense increased by $2,084,349 in Q2 2023 as compared to Q2 2022 as the remaining balance of the Company’s new miners and electrical infrastructure were placed into service during Q1 2022 along with additional infrastructure buildout and mining equipment during the first six months of 2023. Energy and infrastructure expenses associated with the cost of power increased by approximately $2,086,426 due primarily to the energy costs associated with the facility in Alabama that weren’t present in the prior year.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $4,021,982 for the six-month period ended June 30, 2023, compared to $16,961,809 in the same period of 2022.

The primary drivers in the current period versus June 30, 2022, were due to:

●	Loss of sale of digital currencies in the prior period of $12,174,435 (2023: gain of $814,564).

●	Gain on sale of equipment in the prior period of $2,340,658 (2023: $nil).

●	Loss on revaluation of digital currencies in the prior period of $2,948,364 (2023: loss of $53,666).

Cash flows

Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2023, was $5,053,774 as compared to cash used of $2,462,604 for the same period ended June 30, 2022. The difference is primarily attributed to the increase in depreciation and amortization expense on a comparative basis ($6,473,017 versus $4,178,237), digital currency items ($1,853,576 versus -$21,936,700), and due to that in 2022 there was a gain on sale of equipment of $2,340,658 ($nil in 2023).

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Investing Activities

Cash used in investing activities for the six-month period ended June 30, 2023, was $6,941,103 as compared to $8,835,264 for the same period ended June 30, 2022. In the current year, cash of $4,599,666 was used for the purchase of the power plant, 2,841,387 was used for the purchase of equipment, with $499,950 received from the sale of equipment. In the prior year, there were proceeds from the sale of old miners of $1,995,000 partially offsetting the purchase of equipment of $8,880,264. In Q1 2022, the Company also acquired digital currency of $1,950,000.

Financing Activities

Cash provided by financing activities for the reporting period ended June 30, 2023, was $471,194 as compared to $10,321,386 for the period ended June 30, 2022. The drivers of the balance in the current period were proceeds of a loan payable of $691,500 and proceeds of shares issued for cash of $445,944, partly offset by repayment of loans of $593,530 and lease payments of $72,720. In the prior year, the Company received proceeds from a private placement of $8,287,555, received proceeds from pre-funded warrants of $1,056,314, and received proceeds from a mortgage of $1,250,000, partly offset by repurchase of shares of $248,483 and lease payments of $24,000.

Liquidity and Financial Position

As of June 30, 2023, the Company had a negative working capital balance of $1,927,900, including digital currencies of $357,432. The Company commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Company’s historical performance will be indicative of its future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Company’s capital management objective is to provide the financial resources that will enable Digihost to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Company monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Company is exposed. The Company’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Company has appropriate financial resources to fund its organic and acquisitive growth.

The Company anticipates that its existing financial resources will be sufficient to put into operation all previously announced acquisitions of mining hardware along with the infrastructure needed to support the power plant acquisition. In order to achieve its future business objectives, the Company may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company presently anticipates that additional financing may be required to acquire additional power generation facilities in the future in order to meet the Company’s objective of obtaining access to an additional 100MW of power by the end of 2023. The Company also anticipates that additional financing will be required to purchase the miners required to utilize its maximum capacity.

Digihost may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, or disposing of assets.

Notes Receivable and Related Party Transactions

Promissory Notes Receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter commencing March 31, 2022. The Note is convertible at the Company's option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest is due on December 21, 2026. The Note is secured by the assets of the issuer.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Loan Payable

The Company entered into a loan agreement with Doge Capital LLC ("Doge"), a company controlled by the Chief Executive Officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023, and the remaining 11 payments due on the first day of each successive month.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Period ended June 30, 2023	Period ended June 30, 2022
Professional fees(1)	131,628	159,438
Salaries(1)	390,124	430,644
Share based compensation(2)	795,039	1,536,732
Total	$1,316,791	$2,126,814

(1)	Represents the professional fees and salaries paid to officers and directors.
(2)	Represents the share-based compensation for officers and directors.

Share Capital

As at June 30, 2023, the Company has 28,600,831 common shares outstanding.

As at June 30, 2023, the Company had issued 2,345,165 stock options, 1,036,900 restricted share units and 10,124,330 warrants.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Adoption of new accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor's returns. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(c)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(d)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(e)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on CoinMarketCap. CoinMarketCap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

(f)	Property, plant, and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 - 120 months
Leasehold improvement	Cost	Straight-line	120 months

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(g)	Intangible assets

intangible assets that qualify for separate recognition are recognized as intangible assets at their fair values. Right of use of an electric power facility is depreciated over 13 years.

(h)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant, and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(i)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonably certain to assess that option;

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove, or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(j)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(k)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of outstanding warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficits include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

(l)	Share-based compensation

The granting of stock options to employees, officers, directors, or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of a stock option, the consideration received, and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Critical accounting judgements, estimates and assumption.

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Going concern

The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(ii)	Useful lives of property, plant, and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 8 of the year-end financial statements.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgement.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

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DIGIHOST TECHNOLOGY INC.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled "Risk Factors" in the Company’s Annual Information Form for the fiscal year ended December 31, 2022, dated March 31, 2023 available on SEDAR at www.sedar.com and the Risk Factors contained the Company’s various filings on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the Bitcoin Halving in May 2024 on the price of Bitcoin and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity, and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies, and competitive strengths and growth strategy, including the ability to develop and build out the infrastructure in North Carolina;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital; and

●	industry conditions pertaining to the cryptocurrency industry;

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR at www.sedar.com.

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